================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                        FIDELITY NATIONAL FINANCIAL, INC.
                                (Name of Issuer)


 COMMON STOCK, $1.00 PAR VALUE                            316326 10 7
(Title of class of securities)                           (CUSIP number)

                                JOSEPH A. ORLANDO
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010
                                 (212) 460-1932
       (Name, address and telephone number of person authorized to receive notices and communications)


                                 MARCH 31, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.


                         (Continued on following pages)
                               (Page 1 of 11 pages)

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NY2:\894947\02\J6JN02!.DOC\76830.0240

----------------------------------------------------------------------------------                --------------------------------
CUSIP No.  316326 10 7                                                                  13D
----------------------------------------------------------------------------------                --------------------------------
---------------------- ----------------------------------------------------------- -----------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Leucadia National Corporation
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [X]
                                                                                                                          (b) [_]
---------------------- -----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ---------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- -----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
---------------------- ----------------------------------------------------------- -----------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       New York

----------------------------------- -------- ---------------------------------------------------- --------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   None
              SHARES
                                    -------- ---------------------------------------------------- --------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 4,222,124(1) shares
             OWNED BY
                                    -------- ---------------------------------------------------- --------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              None
            REPORTING
                                    -------- ---------------------------------------------------- --------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            4,222,124(1) shares

---------------------- -------------------------------------------------------------------------- --------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   4,222,124(1) shares

---------------------- -----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  See Note 1 below               [X]

---------------------- -----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    6.41%

---------------------- ----------------------------------------------------------- -----------------------------------------------
         14            TYPE OF REPORTING PERSON:                                    CO

---------------------- ----------------------------------------------------------- -----------------------------------------------

1. Does not include an aggregate of 1,499,704 shares of Common Stock that are subject to purchase pursuant to Stock Purchase Agreements entered into on March
31, 2000.

                                       2

----------------------------------------------------------------------------------                --------------------------------
CUSIP No.  316326 10 7                                                                  13D
----------------------------------------------------------------------------------                --------------------------------

---------------------- ----------------------------------------------------------- -----------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Phlcorp, Inc.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [X]
                                                                                                                          (b) [_]
---------------------- -----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ---------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- -----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
---------------------- ----------------------------------------------------------- -----------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Pennsylvania

----------------------------------- -------- ---------------------------------------------------- --------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   None
              SHARES
                                    -------- ---------------------------------------------------- --------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 4,222,124(1) shares
             OWNED BY
                                    -------- ---------------------------------------------------- --------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              None
            REPORTING
                                    -------- ---------------------------------------------------- --------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            4,222,124(1) shares

---------------------- -------------------------------------------------------------------------- --------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   4,222,124(1) shares

---------------------- -----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [X]
                                                                                                                               -
                       See Note 1 below
---------------------- -----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.41%

---------------------- ----------------------------------------------------------- -----------------------------------------------
         14            TYPE OF REPORTING PERSON:                                    CO

---------------------- ----------------------------------------------------------- -----------------------------------------------

1. Does not include an aggregate of 1,499,704 shares of Common Stock that are subject to purchase pursuant to Stock Purchase Agreements dated as of March 31, 2000.

                                        3

----------------------------------------------------------------------------------                --------------------------------
CUSIP No.  316326 10 7                                                                  13D
----------------------------------------------------------------------------------                --------------------------------

---------------------- ----------------------------------------------------------- -----------------------------------------------
          1            NAME OF REPORTING PERSON:                                   330 MAD. PARENT CORP.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [X]
                                                                                                                          (b) [_]
---------------------- -----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ---------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- -----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
---------------------- ----------------------------------------------------------- -----------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Delaware

----------------------------------- -------- ---------------------------------------------------- --------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   None
              SHARES
                                    -------- ---------------------------------------------------- --------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 4,222,124(1) shares
             OWNED BY
                                    -------- ---------------------------------------------------- --------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              None
            REPORTING
                                    -------- ---------------------------------------------------- --------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            4,222,124(1) shares

---------------------- -------------------------------------------------------------------------- --------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   4,222,124(1) shares

---------------------- -----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [X]
                                                                                                                               -
                       See Note 1
---------------------- -----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    6.41%

---------------------- ----------------------------------------------------------- -----------------------------------------------
         14            TYPE OF REPORTING PERSON:                                    CO

---------------------- ----------------------------------------------------------- -----------------------------------------------

1. Does not include an aggregate of 1,499,704 shares of Common Stock that are subject to purchase pursuant to Stock Purchase Agreements dated as of March 31, 2000.

                                       4

----------------------------------------------------------------------------------                --------------------------------
CUSIP No.  316326 10 7                                                                  13D
----------------------------------------------------------------------------------                --------------------------------

---------------------- ----------------------------------------------------------- -----------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Baldwin Enterprises, Inc..
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [X]
                                                                                                                          (b) [_]
---------------------- -----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ---------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      WC

---------------------- -----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
---------------------- ----------------------------------------------------------- -----------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Colorado

----------------------------------- -------- ---------------------------------------------------- --------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   None
              SHARES
                                    -------- ---------------------------------------------------- --------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 4,222,124(1) shares
             OWNED BY
                                    -------- ---------------------------------------------------- --------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              None
            REPORTING
                                    -------- ---------------------------------------------------- --------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            4,222,124(1) shares

---------------------- -------------------------------------------------------------------------- --------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   4,222,124(1) shares

---------------------- -----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [X]
                                                                                                                               -
                       See Note 1
---------------------- -----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    6.41%

---------------------- ----------------------------------------------------------- -----------------------------------------------
         14            TYPE OF REPORTING PERSON:                                    CO

---------------------- ----------------------------------------------------------- -----------------------------------------------

1. Does not include an aggregate of 1,499,704 shares of Common Stock that are subject to purchase pursuant to Stock Purchase Agreements dated as of March 31, 2000.

                                       5

----------------------------------------------------------------------------------                --------------------------------
CUSIP No.  316326 10 7                                                                  13D
----------------------------------------------------------------------------------                --------------------------------

---------------------- ----------------------------------------------------------- -----------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Bellpet, Inc.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [X]
                                                                                                                          (b) [_]
---------------------- -----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ---------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      AF

---------------------- -----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
---------------------- ----------------------------------------------------------- -----------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

----------------------------------- -------- ---------------------------------------------------- --------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   None
              SHARES
                                    -------- ---------------------------------------------------- --------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 2,986,963(1) shares
             OWNED BY
                                    -------- ---------------------------------------------------- --------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              None
            REPORTING
                                    -------- ---------------------------------------------------- --------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            2,986,963(1) shares

---------------------- -------------------------------------------------------------------------- --------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   2,986,963(1) shares

---------------------- -----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [X]
                                                                                                                               -
                       See Note 1
---------------------- -----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    4.53%

---------------------- ----------------------------------------------------------- -----------------------------------------------
         14            TYPE OF REPORTING PERSON:                                    CO

---------------------- ----------------------------------------------------------- -----------------------------------------------


1. Does not include an aggregate of 1,499,704 shares of Common Stock that are subject to purchase pursuant to Stock Purchase Agreements dated as of March 31, 2000.

                     Item 1. Security and Issuer.

                     This Statement constitutes Amendment No. 1 to the Statement on Schedule 13D (as amended, the "Schedule 13D") with the Securities and Exchange Commission by Leucadia National Corporation ("Leucadia") and its subsidiaries, Phlcorp, Inc. ("Phlcorp"), 330 MAD. PARENT CORP. ("330 Mad. Parent"), Baldwin Enterprises, Inc. ("BEI") and Bellpet, Inc. ("Bellpet") (collectively, the "Reporting Persons") with respect to the common stock, $.0001 par value per share, (the "Common Stock"), of Fidelity National Financial, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Agreement No. 1 without definition have the meanings ascribed to them in the
Schedule 13D. The address of the principal executive office of the Company is 17911 Von Karman Avenue, Suite 300, Irvine, California 92614.

                     Item 2. Identity and Background

                     (a)-(c) Bellpet is a Delaware corporation. The address of its principal office is 529 East South Temple, Salt Lake City, Utah 84102. Bellpet is engaged in making investments for its own account. All of Bellpet's outstanding shares of common stock are owned by BEI.

                     The following information with respect to each executive officer and director of Bellpet is set forth in Amendment No. 1 to Schedule A hereto: (i) name, (ii) business address, (iii) citizenship, (iv) present principal occupation or employment and (v) name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the Reporting Persons for which such information is set forth above.

                     (d)-(f) During the last five years, neither Bellpet nor, to its knowledge, any of the other persons identified pursuant to Paragraphs (a) through (c) of this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Reporting Persons, each of the individuals identified pursuant to Paragraphs (a) through (c) of this Item 2 is a United States citizen.

                     Item 3. Source and Amount of Funds or Other Consideration.

                     The total amount of funds used by BEI to purchase the 60,000 shares of Common Stock acquired by it since the date of the original
Schedule 13D was approximately $869,874 (including commissions) and was funded out of advances from Leucadia. On March 30, 2000, Bellpet acquired from Leucadia all of the shares of Common Stock that had been directly owned by Leucadia. Bellpet's acquisition of shares of Common Stock was funded out of advances from

Leucadia and was made through Bellpet's margin account maintained with Jefferies & Company, Inc. on such firm's usual terms and conditions.

                     Item 5. Interest in Securities of the Issuer.

                     (a)-(b) As of April 3, 2000, the Reporting Persons beneficially owned the following shares of Common Stock:

                     (i) Bellpet is the direct owner of 2,986,963 shares of Common Stock, representing approximately 4.53% of the 65,910,547 shares of Common Stock reported as being outstanding on March 27, 2000, after giving effect to the Merger (the "outstanding shares of Common Stock").

                     (ii) BEI is the direct owner of 1,235,161 shares of Common Stock, representing approximately 1.87% of the outstanding shares of Common Stock. In addition, by virtue of its ownership of all of the shares of Bellpet, BEI is a beneficial owner of all of the shares of Common Stock owned by Bellpet.

                     (iii) By virtue of its ownership of all of the shares of BEI, 330 Mad. Parent is a beneficial owner of all of the shares of Common Stock owned by BEI.

                     (iv) By virtue of its ownership of all of the shares of 330 Mad. Parent, Phlcorp is a beneficial owner of all of the shares of Common Stock beneficially owned by 330 Mad. Parent.

                     (v) By virtue of its ownership of all of the shares of Phlcorp, Leucadia is a beneficial owner of all of the shares of Common Stock owned by Phlcorp.

                     (c) Except as set forth on Schedule B hereto or as otherwise disclosed in Item 6, none of the Reporting Persons, nor, to the best of their knowledge, any of their respective executive officers or directors has effected any transaction in any securities of the Company since the filing of the original Schedule 13D.

                     (d) No person except for the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

                     (e) Not applicable.

                     The information contained in response to Item 6 of the
Schedule 13D is specifically incorporated into Item 5 by reference.

                     Item 6. Contracts, Arrangements, Understandings or
                             Relationships with Respect to Securities of the Issuer.

                     Except as set forth below, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company (i) among (a) the Reporting Persons and, to the best of their knowledge, any of the persons identified pursuant to Item 2 above and (b) any other person.

                     On March 31, 2000, Leucadia agreed to purchase an aggregate of 1,499,704 shares of Common Stock (the "Kirby Shares") representing approximately 2.28% of the outstanding Common Stock from Allan P. Kirby, Jr. and a related trust pursuant to two Stock Purchase Agreements each dated as of March 31, 2000. The purchase price for the Kirby Shares is $15.00 per share of Common Stock. A copy of each Stock Purchase Agreement is filed herewith as an exhibit and is incorporated herein by reference.

                     Leucadia intends to assign the Stock Purchase Agreements to one or more of the Reporting Persons. Assuming consummation of the Stock Purchase Agreements, the Reporting Persons would beneficially own an aggregate of 5,721,828 shares of Common Stock, representing approximately 8.68% of the outstanding shares of Common Stock.

                     On March 30, 2000 the Reporting persons entered into an agreement with respect to the filing of the Schedule 13D. A copy of the agreement is filed as Exhibit 3 to this Amendment No. 1.

                     Item 7. Material to be Filed as Exhibits.

                     1. Stock Purchase Agreement dated as of March 31, 2000 by and between Leucadia National Corporation and Allan P. Kirby, Jr.

                     2. Stock Purchase Agreement dated as of March 31, 2000 by and between Leucadia National Corporation and PNC Bank N.A. & A.P.K. Jr. Trustees Under the Will of Marion Kirby.

                     3. Agreement among the Reporting Persons with respect to the filing of the Schedule 13D.

                                    SIGNATURE


                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           Dated:  April 3, 2000

                                         LEUCADIA NATIONAL CORPORATION
                                         PHLCORP, INC.
                                         BALDWIN ENTERPRISES, INC.

                                         BY: /S/ JOSEPH A. ORLANDO
                                             ------------------------------
                                             Name: JOSEPH A. ORLANDO
                                             Title: Vice President



                                         330 MAD. PARENT CORP.
                                         BELLPET, INC.

                                         BY: /S/ CORINNE A. MAKI
                                             ------------------------------
                                             Name: CORINNE A. MAKI
                                             Title: Vice President

                                 EXHIBIT INDEX
                                 -------------

Exhibit
No                                 Description
--                                 -----------

1. Stock Purchase Agreement dated as of March 31, 2000 by and between Leucadia National Corporation and Allan P. Kirby, Jr.

2. Stock Purchase Agreement dated as of March 31, 2000 by and between Leucadia National Corporation and PNC Bank N.A. & A.P.K. Jr. Trustees Under the Will of Marion Kirby.

3.       Agreement among the Reporting Persons with respect to the filing of the
         Schedule 13D.

                          AMENDMENT NO. 1 TO SCHEDULE A


             ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

Directors and Executive Officers of the Reporting Persons

                Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Bellpet. To the knowledge of such entities, each person listed below is a United States citizen. The business address of each person named below is 315 Park Avenue South, New York 10010.

                For purposes of this schedule, Bellpet is referred to as ("e").

                                        Director-                                           Principal Occupation or
Name and Business Address               ships                          Offices              Employment
-------------------------               -----                          -------              ----------
Joseph A. Orlando                        (d), (e)            Vice President and Chief       Vice President and Chief Financial
                                                             Financial Officer of (a),      Officer of (a)
                                                             Vice President and Treasurer
                                                             of (b), Vice President of (d)


Patrick Bienvenue                        (c), (e)            Chairman, President and        President of Leucadia Financial
529 East South Temple                                        Treasurer of (c), Vice         Corporation, a subsidiary of (a)
Salt Lake City, Utah 84102                                   President of (d)


Philip M. Cannella                       (e)                 Vice President of (b) and (d)  Tax Director of (a)


Corinne A. Maki                          --                  Vice President, Secretary      Vice President, Treasurer and
529 East South Temple                                        and Comptroller of (c) and     Comptroller of Leucadia Financial
Salt Lake City, Utah 84102                                   (e)                            Corporation, a subsidiary of (a)


James N. Ward                            (c), (e)                       --                  Vice President of Leucadia
529 East South Temple                                                                       Financial Corporation, a
Salt Lake City, Utah 84102                                                                  subsidiary of (a)


Timothy C. Sentner                       (c), (e)                       --                  Vice President of Leucadia
c/o Conseco Direct                                                                          International Corporation, a
399 Market Street                                                                           subsidiary of (a)
Philadelphia, Pennsylvania 19181
